

ORRICK





05006561

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

March 10, 2005

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 17 2005
WASH. D.C. 179 SECTION

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of February 10, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
MAR 22 2005
THOMSON FINANCIAL



DOCSNY1:1082596.8

FILE NO.
82-3907

Press Information

Vienna International Airport:
Good development of traffic in February.

Although the second month of the year is generally one of the weakest travel periods, traffic showed good development in February 2005. The number of passengers rose 3.3% over the comparable prior year level to 948,384. Flight movements increased 1.8% and maximum take-off weight grew 5.0%. Cargo also recorded good results with a plus of 8.4%. However in contrast to February 2004, February 2005 had only 28 days. Adjustment for this factor would improve the year-on-year comparison by almost more than four percentage points.

The number of passengers showed differing developments by region: the Far East reported a minus of 1% and North America a minus of 7.8%, but the Near East and Middle East registered strong growth of 49.1%.

The number of passengers increased 5.9% to 1,933,457 for the first two months of 2005, while a decline of 1.3% was recorded in transfers. Maximum take-off weight increased 7.9%, flight movement rose 4% and cargo volume grew 13.7%.

	February 2005	Change in %	January to February2005	Change in %
Passengers	948,384	+3.3	1,933,457	+5.9
Transfer passengers:	311,228	-6.4	653,632	-1.3
Maximum take-off Weight (in tonnes):	444,758	+5.0	926,791	+7.9
Flight movements (arrival + departure):	16,253	+1.8	33,598	+4.0
Cargo in tonnes (air cargo and trucking):	16,163	+8.4	31,768	+13.7

For additional information contact: Hans Mayer (+43-1-)7007-23000

03/05 M/MY 10. March 2005

EUROPE'S BEST ADDRESS


Vienna
International
Airport



ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

March 10, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
MAR 17 2005
179

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of January 25, 2005 enclosed please find a statement by the Company regarding the delay of the publication of the Company's financial statements 2004.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,



Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

DOCSNY1:863595.4
13024-2 JG9

FILE NO.
82-5077

Dear Mr. Gaebel,

The publication of the annual financial statements 2004 of FJH, (ISIN DE0005130108), the consultancy and software company for the insurance sector, will be postponed from 22 March to 27 April 2005.

The reason for this change of date is the sale of Heubeck AG in January 2005 and the effects of this transaction on the balance sheet. The sale had become economically effective on 30 December 2004. This leads to significant delays in preparing the annual financial statements.

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 München
Phone: +49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fjh.com
Internet: www.fjh.com

Munich, 3 March 2005